February 7, 2019

Frank Ramirez
Chief Executive Officer
St. Renatus, LLC
1000 Centre Avenue, Suite 120
Fort Collins, CO 80526

       Re: St. Renatus, LLC
           Amendment No. 1 to
           Preliminary Offering Statement on Form 1-A
           Filed December 27, 2018
           File No. 024-10920

Dear Mr. Ramirez:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2018 letter.

Form 1-A/A filed December 27, 2018

Unaudited Historical and Pro Forma Financial Statements, page 37

1. Your introductory paragraph to your pro forma financial statements identifies the financial statements of Renatus for the years ended December 31, 2018 and 2017 as being unaudited. As you have provided the audited financial statements in Annex C of the amended registration statement, please revise this disclosure accordingly.

      In addition, please include a discussion that describes the transaction for which pro forma presentation is presented and an explanation of what the pro forma presentation shows. We noted that your current disclosure regarding the equity transactions that will
 Frank Ramirez
FirstName LastNameFrank Ramirez
St. Renatus, LLC
Comapany NameSt. Renatus, LLC
February 7, 2019
February 7, 2019 Page 2
Page 2
FirstName LastName
         occur as a result of the merger is not reflected in the pro forma financial statements.
2. Pro forma presentation should be based on the latest balance sheet included in the filing and pro forma adjustments should be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing. Pro forma presentation should be based on the latest fiscal year and interim period included in the filing and should not be presented for more than one complete fiscal year. Please revise your pro forma presentation accordingly. Refer to Article 11 of Regulation S-X.

         In this regard, please remove:
           the unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2016; and
           the unaudited pro forma condensed consolidated Statement of Cash Flows for all periods presented.

         In addition, please remove the footnote to your unaudited pro forma financial statements stating "The accompanying notes are an integral part of these consolidated financial statements" from each of the unaudited pro forma condensed consolidated financial statements presented here.
3. Pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. Alternatively, a narrative description of the effects of the transaction may suffice. In this regard, please include disclosure similar to that provided in bullet point 4 of your response to our comment 2 as applicable.
4. Please provide the St. Renatus interim financial statements for the period ended June 30,
         2018 and 2017 as required by Part F/S (a) General Rules and (b) Financial Statements for
         Tier 1 Offerings of Form 1-A (5) Interim Financial Statements. In this regard, beginning on page 44, we noted the Unaudited Pro Forma Condensed Consolidated financial statements for St. Renatus for the six months ended June 30, 2018 and 2017. However, these financial statements are labeled as "Pro Forma" and are not presented in the proper interim financial statement format. Please remove or revise these financial statements accordingly.

         In addition, remove:
           the results of operations and liquidity and capital resources discussions beginning on page 48 as this information is provided on page 102 and does not need to be repeated;
             and
           the presentation of Notes beginning on page 49. If these notes are intended to relate to the St. Renatus interim period ended June 30, 2018 and 2017, please include this disclosure along with the interim period financial statements as requested above.
5. With regards to the financial statements of Apollonia, LLC., please provide us your analysis citing specific accounting literature as to why these financial statements are not
 Frank Ramirez
St. Renatus, LLC
February 7, 2019
Page 3
      required to be provided.
6. Please revise the long term debt and total liabilities amounts presented in Part 1 of the
      Form 1-A to concur with the amounts reported in the Company's December 31, 2017 audited financial statements.
       You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameFrank Ramirez
                                                             Division of
Corporation Finance
Comapany NameSt. Renatus, LLC
                                                             Office of
Healthcare & Insurance
February 7, 2019 Page 3
cc:       Brett Hanson
FirstName LastName